SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Crude Carriers Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
Y1820X 106
(CUSIP Number)
Ioannis E. Lazaridis
3 Iassonos Street
185 37 Piraeus, Greece
+30 210 4584950
with a copy to:
Jay Clayton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558 4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2010
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1820X 106

1	NAME OF REPORTING PERSON Evangelos M. Marinakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		145,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,105,263 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		145,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

2,105,263 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,250,263 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4% (4)

14	TYPE OF REPORTING PERSON

IN
(1) Represents the number of shares of common stock, par value $0.0001 (the “Common Stock”), of the issuer purchased on the open market and beneficially owned by the Reporting Person.
(2) Represents the number of shares of Common Stock of Crude Carriers Corp. (the “Issuer”) issuable upon conversion of the shares of the Issuer’s Class B Stock, par value $0.0001 per share (the “Class B Stock”), convertible into shares of Common Stock at a conversion rate of 1:1, deemed to be beneficially owned by the Marinakis family, including the Reporting Person, through its ownership of Crude Carriers Investments Corp., a Marshall Islands corporation, as of the date hereof..
(3) Represents in aggregate the number of shares of Common Stock of the issuer beneficially owned by Mr. Marinakis plus the number of shares of Common Stock of the Issuer issuable upon conversion of the shares of the issuer’s Class B Stock deemed to be beneficially owned by the Marinakis family, including the Reporting Person, through its ownership of Crude Carriers Investments Corp..
(4) The percentages reported in this Schedule 13D are calculated using a denominator of 15,605,263, that includes the 13,500,000 shares of Common Stock outstanding as of the date hereof and the 2,105,263 shares of Common Stock that the Class B Stock described above is convertible into.

ITEM 1. Security and Issuer.
     This statement relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Crude Carriers Corp., a Marshall Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 Iassonos Street, 185 37 Piraeus, Greece.
ITEM 2. Identity and Background.
     (a) The name of the person filing this statement is Evangelos M. Marinakis (the “Reporting Person”).
     (b) The business address of the Reporting Person is 3 Iassonos Street, 185 37 Piraeus, Greece.
     (c) The present principal occupation of the Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer. The principal business of the Issuer is crude tanker shipping, and its address is 3 Iassonos Street, 185 37 Piraeus, Greece.
     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of Greece.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person purchased on the open market 70,000, 30,000, 15,000, 5,000 and 25,000 shares of the Issuer’s Common Stock on March 22, 2010, March 23, 2010, March 24, 2010, March 25, 2010 and April 1, 2010, respectively, at a cost basis of $16.22, $16.63, $16.76, $16.74 and $17.18, respectively. The total amount of funds used by the Reporting Person to make these purchases was $2,399,341.50. The source of the funds used by the Reporting Person to make these purchases was personal cash on hand of the Reporting Person.
ITEM 4. Purpose of Transaction.
     The Reporting Person acquired the Common Stock for investment purposes.
ITEM 5. Interest in Securities of the Issuer.
     (a) The Reporting Person beneficially owns, in the aggregate, 2,250,263 shares of Common Stock, representing beneficial ownership of approximately 14.4% of the aggregate of the total number of shares of Common Stock outstanding as of the date hereof including the total number of shares of Common Stock into which the Class B Stock deemed to be beneficially held by the

Marinakis family, including the Reporting Person, through its ownership of Crude Carriers Investments Corp., is convertible.
     (b)

				Shares	Shares	Shares
	No. of Shares		Shares	Subject to	Subject to	Subject to
	Deemed to be	% of Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Mr. Marinakis	2,250,263	14.4%	145,000	2,105,263	145,000	2,105,263
     The power to vote the Class B Stock is held by Crude Carriers Investments Corp., a Marshall Islands corporation. The principal business of Crude Carriers Investments Corp. is the maritime transport of crude oil cargoes. The address of the principal business and principal office of Crude Carriers Investments Corp. is 3 Iassonos Street, 185 37 Piraeus, Greece.
     Crude Carriers Investments Corp. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Crude Carriers Investments Corp. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) Other than the transactions herein and the acquisition of the beneficial interest in the shares of Class B Stock identified above, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock effected during the past sixty days.
     (d) The Reporting Person affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Common Stock held by such Reporting Person.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None.
ITEM 7. Material to be Filed as Exhibits.
     None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2010	EVANGELOS M. MARINAKIS
/s/ Evangelos M. Marinakis